AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

July 13, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Amerilithium Corp.

Form 8-K

Filed May 21, 2012

File No. 333-155059

Dear Ms. Jenkins:

By letter dated May 29, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Amerilithium Corp. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Current Report on Form 8-K, filed on May 21, 2012.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Form 8-K filed on May 21, 2012

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.

It appears from the disclosure that your independent registered public accounting firm contacted the Company and notified you that action should be taken to prevent future reliance on a previously issued audit report. Please amend your Form 8-K to provide a letter from your independent accounting firm in consideration of the requirements in Item 4.02(c) of Form 8-K or tell us why you believe this letter is not required.

Response:  We have amended our disclosure accordingly by providing a letter from our independent accounting firm in compliance with Item 4.02(c) of Form 8-K.

2.

You disclose that the Company’s audited financial statements for the year ended December 31, 2011 filed in the annual report on Form 10-K should no longer be relied upon. Please tell us when you plan to amend the Form 10-K. Confirm with us that you also intend to restate the audited annual financial statements and footnotes that are also included in the pending Form S-1. We also remind you to include the revised audit report and disclosures required by ASC 250-10-50 that will be included in the amendment to Form 10-K.

Response:  We filed our amended Form 10-K/A with the Securities and Exchange Commission on June 28, 2012.  In addition, we will update the audited annual financial statements and footnotes included in the pending Form S-1.  Further, we will include the revised audit report and disclosures required by ASC 250-10-50 that is included in the amendment to the Form 10-K.

3.

When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:  At the time of filing our periodic reports for September 30, 2011, December 31, 2011 and March 31, 2012, our officers and board of directors believed our disclosure controls and procedures were effective. This conclusion was reached because the Company has an active internal chief financial officer and qualified active outsourced chief financial officer.

Subsequent to filing the restatements for the aforementioned periods, the Company has begun reevaluating its disclosure controls and procedures to determine if they are currently effective.  The Company is currently working to establish an audit committee which will have an effect on making this determination. Prior to filing the Company’s upcoming periodic report on Form 10-Q the Company will disclose whether its controls and procedures are effective.

4.

Your Item 4.02 Form 8-K only quantifies the impact of the restatement to your financial statements for the year ended December 31, 2011 and does not quantify the impact to your quarter ended September 30, 2011. Please revise your Form 8-K to quantify the impact to all periods that will be restated, specifically the quarter ended September 30, 2011.

Response:  We have revised our disclosure in our amended Form 8-K/A to quantify the impact to all periods that will be restated, specifically the quarter ended September 30, 2011.

Further, the Company acknowledges that:

(1)

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Matthew Worrall

Matthew Worrall

Chief Executive Officer

Amerilithium Corp.